Exhibit A


             THE HERCULES SHAREHOLDERS' COMMITTEE FOR NEW MANAGEMENT
                       17 State Street, New York, NY 10004

                                                                   June 24, 2003

Fellow Hercules Shareholder:

         Joyce's June 20th letter to shareholders fails to respond to the literally hundreds of well-substantiated FACTS we have cited in our materials concerning his record and conduct at Hercules and Union Carbide. Instead, he continues to rehash the same "red herring" claims as before:

         (1) It is for some reason inappropriate for the Hercules Shareholders' Committee for NEW Management to be elected to a majority of the Board seats, without a "control premium," as a result of TWO SEPARATE PROXY CONTESTS REFLECTING THE WILL OF THE MAJORITY OF THE COMPANY'S SHAREHOLDERS, while it was perfectly acceptable for Joyce to acquire control of the Hercules Board as a result of his APPOINTMENT to the Board and his subsequent SELECTION of five handpicked directors, ALL WITHOUT SHAREHOLDER APPROVAL;(1) and

         (2) The Hercules Shareholders' Committee for NEW Management and Mr. Heyman cannot somehow be trusted because as major Hercules shareholders they have a "conflict of interest" - a contention for which he has never offered the slightest substantiation.

         We do agree with Joyce on one matter - and that is that the most critical question in this proxy contest is - WHOM CAN HERCULES SHAREHOLDERS TRUST TO MANAGE THE AFFAIRS OF OUR COMPANY IN YOUR OWN BEST INTERESTS?

         SO THAT YOU CAN MAKE YOUR OWN INFORMED JUDGMENT, WE ASK YOU TO REVIEW THE FOLLOWING FACTS, WHICH JOYCE HAS NEVER DISCLOSED TO SHAREHOLDERS AS IS CONSISTENT IN OUR VIEW WITH HIS PRACTICE OF TELLING SHAREHOLDERS ONLY WHAT HE WANTS US TO KNOW. AFTER DOING SO, WE URGE YOU TO MAKE UP YOUR MIND WHETHER JOYCE HAS ACTED WITH YOUR OWN BEST INTERESTS AT HEART.

         No sooner had he concluded the sale of BetzDearborn to GE on April 29, 2002 DID JOYCE UNDERTAKE AN EFFORT TO ACQUIRE HERCULES IN A LEVERAGED BUYOUT TRANSACTION WITH A FINANCIAL PARTNER. Shortly after the BetzDearborn sale, Joyce retained, without the knowledge of the Board, one of the Company's investment bankers to find a financial buyer for Hercules. To this end, Joyce and his banker initiated discussions with a number of LBO firms, all of which firms typically partner with existing managements.

--------
(1) As Hercules shareholders may recall, Joyce was appointed CEO during the 2002 proxy contest only two weeks before the Annual Meeting, in an effort by incumbent directors we believe to deflect our criticism that the Company was being operated on "autopilot" by a "caretaker" CEO. Joyce was the sixth CEO in six years at Hercules.

         On October 24, 2002, Joyce informed the Board for the first time that several LBO firms had expressed preliminary interest in acquiring the Company in a management-led buyout. Joyce acknowledged at the same time that the LBO buyers wanted management to stay and that he was considering participating as a buyer in the LBO. At the Company's next Board meeting, on December 12th, Joyce reported that one of the firms had expressed a strong interest in moving forward with a management-led buyout transaction and conducting due diligence.

         BY WAY OF BACKGROUND, THROUGHOUT THE PROCESS BEGINNING IN OCTOBER, THE MINORITY DIRECTORS TOOK THE POSITION THAT THEY WOULD SUPPORT ANY TRANSACTION DEEMED ADVANTAGEOUS TO HERCULES SHAREHOLDERS, INCLUDING A SALE OF THE COMPANY. BASED UPON THEIR OWN FINANCIAL ANALYSIS, HOWEVER, THE MINORITY DIRECTORS EXPRESSED A HIGH DEGREE OF SKEPTICISM THAT A FINANCIAL BUYER WOULD BE ABLE TO JUSTIFY AN ACCEPTABLE PRICE AND FURTHER POINTED OUT THE ENORMOUS DAMAGE BEING DONE TO THE COMPANY AS A RESULT OF THE 2-1/2 YEAR OLD "SALE PROCESS."

         After Joyce reported at the December 12th Board meeting that he believed there to be a 75% chance that a transaction would materialize at an attractive price for Hercules shareholders, the Board unanimously authorized the due diligence process requested by the LBO firm. While the LBO firm made it clear that it required management continuity, Joyce continued to insist that he had had no discussions with the buyer with regard to his own role. Joyce further argued that, since his participation in the management-led buyout had not been specifically discussed, he should continue to be involved in the ongoing process representing the interests of the Company.

         In view of the virtual certainty that he would be participating in any ultimate transaction as a buyer and after the minority directors objected to Joyce's "sitting on both sides of the table," on February 21st, the outside Board members, excluding Joyce, assumed responsibility for overseeing the process. SEVERAL WEEKS LATER, AFTER THREE MONTHS OF INTENSIVE DUE DILIGENCE, THE LBO FIRM MADE A "TAKEUNDER" PROPOSAL TO ACQUIRE THE COMPANY FOR $9 PER SHARE IN A LEVERAGED BUYOUT TRANSACTION TO BE LED BY JOYCE AND OTHER UNSPECIFIED MEMBERS OF SENIOR MANAGEMENT. THE PROPOSAL WAS MADE SUBJECT TO FURTHER DUE DILIGENCE, WITH PROVISIONS FOR THE COMPANY'S REIMBURSEMENT OF THE BUYERS' EXPENSES AND A "BREAK-UP" FEE OF $60 MILLION. FORTUNATELY, EVEN FOR THE MAJORITY DIRECTORS,
THIS WAS A "BRIDGE TOO FAR," AND THEY JOINED OUR MINORITY DIRECTORS IN UNANIMOUSLY REJECTING THE PROPOSAL ON MARCH 14TH.

         You should know that, without the sale of BetzDearborn, a leveraged buyout transaction could not have been even contemplated in our view because of the amount of equity which would have been required for such a transaction - raising serious question we believe as to the motivation behind JOYCE'S SINGLE-MINDED EFFORT TO ENGINEER THE BETZDEARBORN SALE.

         While on the subject of the BetzDearborn sale, if there was any doubt as to the extraordinary mistake that Joyce and the majority directors made in selling that business, it

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

was eliminated when, at a GE investor conference last week (June 20) on the subject of the Company's "new growth platforms," leading GE executives reaffirmed how well they were doing with BetzDearborn. For they informed investors at the conference that operating profits for BetzDearborn for the last eight months of 2002 under GE's ownership had been up 20% over the same period in the prior year, and that they are currently projecting a further 15%-20% year-over-year increase in 2003. Assuming the low end of this projection, had Hercules retained BetzDearborn, we estimate that Hercules' earnings this year would have been an estimated $1.39 per share, more than 90% higher than the current Wall Street consensus estimate for Hercules of $0.72 per share. A GE executive further observed that one of the reasons for the dramatic turnaround was that GE had made the requisite commitment -- which Joyce apparently had not -- to the business in terms of investing in growth, technology, and people.

         KNOWING WHAT YOU NOW KNOW ABOUT HIS ROLE IN THE PROPOSED "TAKEUNDER" OF OUR COMPANY AT A PRICE OF $9 PER SHARE, WHAT DO YOU THINK ABOUT JOYCE, HIS CONTINUED PURSUIT OF HIS OWN SELF-INTEREST, AND WHETHER HE CAN BE TRUSTED TO REPRESENT THE INTERESTS OF HERCULES SHAREHOLDERS?

         When Joyce packed the Hercules Board with his handpicked directors without seeking shareholder approval - WAS HE ACTING IN HIS INTERESTS OR YOURS?

         When Joyce engineered the BetzDearborn sale without seeking shareholder approval - WAS HE ACTING IN HIS INTERESTS OR YOURS?

         When Joyce refused to consider a voluntary cut in his compensation to match the financial sacrifices asked of thousands of other Hercules employees, including even the Company's directors for a short period of time - WAS HE ACTING IN HIS INTERESTS OR YOURS?

         When Joyce opposed the effort of the minority directors last year to redeem, or relax the provisions of, the poison pill unless the minority directors agreed to endorse his re-election to the Board - WAS HE ACTING IN HIS INTERESTS OR YOURS?

         When Joyce, with the assistance of his "enablers," the majority directors, gave himself two golden parachute agreements, outlandish bonuses, and other compensation which would entitle him, had he completed the $9 per share LBO or should he be repudiated in this proxy contest, to almost $30 million for his two years on the job - WAS HE ACTING IN HIS INTERESTS OR YOURS?

         When Joyce attempted with a financial partner to take over the Company from its shareholders at a price of $9 per share - WAS HE ACTING IN HIS INTERESTS OR YOURS?

         FINALLY, ASK YOURSELF: WHAT IS IT ABOUT JOYCE, HIS ACTIONS OR HIS RECORD THAT WOULD WARRANT YOUR WANTING TO ENTRUST THE AFFAIRS OF THE COMPANY TO HIM?

         As major Hercules shareholders, the interests of our Committee members, as well as Mr. Heyman and his affiliates, are fully aligned with yours, and we would never

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

countenance conduct similar to that of Joyce. IN ORDER TO LAY TO REST FOR ALL TIME JOYCE'S "RED HERRING" CLAIMS AND TO AVOID THE SLIGHTEST POSSIBILITY OR EVEN APPEARANCE OF A CONFLICT OF INTEREST, WE HAVE RECEIVED A COMMITMENT FROM MR. HEYMAN AND HIS AFFILIATES, AS SHOWN ON THE FOLLOWING PAGE, THAT THE INTERESTS OF HERCULES SHAREHOLDERS WILL BE SAFEGUARDED WITH RESPECT TO ANY CORPORATE TAKEOVER TRANSACTION.

         While it should be underscored that neither Mr. Heyman nor his affiliates intend to acquire Hercules, this commitment provides concrete assurance that under new management there will not be a repeat of Joyce's outrageous self-dealing. If elected, the Committee members pledge to have Hercules promptly enter into an agreement with Mr. Heyman and his affiliates, as outlined in the commitment letter.

         IN YOUR OWN BEST INTEREST, WE URGE YOU TO SUPPORT THE COMMITTEE'S NOMINEES FOR ELECTION AS HERCULES DIRECTORS. PLEASE SIGN, DATE AND RETURN OUR WHITE PROXY CARD TODAY!


                                   Sincerely,

             THE HERCULES SHAREHOLDERS' COMMITTEE FOR NEW MANAGEMENT


/s/Samuel J. Heyman   /s/Harry Fields   /s/Anthony T. Kronman   /s/Sunil Kumar
-------------------   ---------------   ---------------------   --------------
Samuel J. Heyman      Harry Fields      Anthony T. Kronman      Sunil Kumar


/s/Gloria Schaffer  /s/Vincent Tese   /s/Raymond S. Troubh   /s/Gerald Tsai, Jr.
------------------  ---------------   --------------------   -------------------
Gloria Schaffer     Vincent Tese      Raymond S. Troubh      Gerald Tsai, Jr.


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

                                    EXHIBIT A


                                                                   June 24, 2003



To The Hercules Shareholders' Committee for NEW Management
17 State Street
New York, NY  10004


         While we have no intention of making a proposal to acquire Hercules, in order to avoid any possible conflict of interest or even the appearance of a possible conflict, the undersigned and our respective affiliates (the "Heyman parties"), hereby agree, subject to the Committee's nominees being elected to Hercules' Board of Directors, to support and abide by the following procedural safeguards in connection with any future acquisition proposal made for the Company.

         o In the event that any acquisition proposal is made for Hercules by the Heyman parties:

              o The Heyman parties would support the formation of a Special Committee to respond to and, if appropriate, negotiate any acquisition proposal. The Special Committee would consist of solely independent and disinterested directors, represented by independent financial advisors and legal counsel.

              o The Heyman parties would not pursue any acquisition proposal for Hercules that is not recommended by the Special Committee.

              o The Heyman parties would only proceed with an acquisition transaction for Hercules if approved by two-thirds of the shares (excluding those shares owned by the Heyman parties).

              o The Heyman parties would support a competing proposal by a third party if the Special Committee decides the third party proposal is superior.

         o In the event a third party makes an acquisition proposal for Hercules and the Heyman parties have not:

              o The Heyman parties would tender all shares beneficially owned by them into any tender or exchange offer, if Hercules' disinterested and independent directors recommend that shareholders accept such offer; and

              o If any vote of Hercules shareholders is held in connection with a third party acquisition proposal, the Heyman parties would vote all shares beneficially owned by them in the same proportion as the votes of the other Hercules shareholders.



                                   Sincerely,


International Specialty Products Inc.



By:     /s/ Sunil Kumar                               /s/Samuel J. Heyman
        -----------------------                       -------------------
        Sunil Kumar                                   Samuel J. Heyman
        Chief Executive Officer



                                      A-2
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                                   IMPORTANT

         PLEASE RETURN YOUR WHITE PROXY CARD AND DO NOT RETURN ANY OF THE COMPANY'S GOLD PROXY CARDS, EVEN AS A PROTEST VOTE AGAINST HERCULES. ONLY YOUR LATEST DATED, SIGNED PROXY CARD WILL BE COUNTED, AND ANY GOLD PROXY CARD YOU SIGN FOR ANY REASON COULD INVALIDATE PREVIOUS WHITE PROXY CARDS SENT BY YOU TO SUPPORT THE COMMITTEE.

         Your vote is important. If you have any questions or need assistance in voting your shares, please call:

                   GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                          17 State Street, 10th Floor
                            New York, New York 10004
                           (866) 288-2190 (TOLL FREE)
                     Banks and Brokerage Firms please call:
                                 (212) 440-9800

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